FORM 6-K/A – No. 2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number 1-14620

Crystallex International Corporation
(Translation of registrant’s name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Consolidated Financial Statements of

CRYSTALLEX INTERNATIONAL
CORPORATION

September 30, 2004

(Unaudited)

(Expressed in United States dollars)

(Revised)

CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Balance Sheets (Expressed in United States dollars)

	September 30, 2004	December 31, 2003

	(unaudited)	(Restated – Note 2)
ASSETS

CURRENT
Cash and cash equivalents	$64,946,488	$26,203,536
Accounts receivable – trade	864,757	860,901
Accounts receivable – other (Note 11)	500,000	2,000,000
Production inventories (Note 4)	2,407,927	1,751,703
Prepaid expenses and deposits	5,391,331	1,032,545

	74,110,503	31,848,685

PROPERTY, PLANT AND EQUIPMENT (Note 5)	128,790,287	102,274,263
DEFERRED FINANCING FEES	122,352	150,580

TOTAL ASSETS	$203,023,142	$134,273,528

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$10,885,816	$6,968,598
Current portion of commodity contract obligations (Note 7)	12,095,999	20,210,104
Current portion of long-term debt	4,400,000	1,030,000

	27,381,815	28,208,702

LONG-TERM DEBT	2,058,470	6,458,000
COMMODITY CONTRACT OBLIGATIONS (Note 7)	10,878,813	20,498,008

	40,319,098	55,164,710

MINORITY INTEREST	111,053	111,053

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	277,483,037	171,994,591
SPECIAL WARRANTS	—	11,886,581
CONTRIBUTED SURPLUS	31,269,541	25,808,171
ISSUABLE COMMON SHARES (Note 8)	36,041	—
CUMULATIVE TRANSLATION ADJUSTMENT (Note 2)	11,958,981	11,958,981
DEFICIT	(158,154,609)	(142,650,559)

	162,592,991	78,997,765

	$203,023,142	$134,273,528

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Statement of Operations (Unaudited) (Expressed in United States dollars)

	Three month period ended September 30, 2004	Three month period ended September 30, 2003	Nine month period ended September 30, 2004	Nine month period ended September 30, 2003

		(Restated – Note 2)		(Restated – Note 2)

MINING REVENUE	$5,631,684	$2,809,156	$15,209,079	$6,674,801

OPERATING EXPENSES
Operations	4,903,551	2,633,783	12,623,241	6,639,280
Amortization	1,483,624	255,514	3,852,083	705,966
Depletion	821,326	440,435	2,481,904	975,986

	7,208,501	3,329,732	18,957,228	8,321,232

OPERATING LOSS	(1,576,817)	(520,576)	(3,748,149)	(1,646,431)

OTHER EXPENSES
Amortization	30,032	3,054	83,025	9,364
Interest on long-term debt	68,949	240,444	214,058	756,673
General and administrative	2,471,538	4,153,356	10,673,463	7,806,262
Stock based compensation (Notes 3 & 6)	206,167	—	3,640,397	—

	2,776,686	4,396,854	14,610,943	8,572,299

COMMODITY CONTRACT (LOSS) GAIN (Note 7)	(5,243,770)	(14,080,740)	6,471,645	(9,840,738)

LOSS BEFORE OTHER ITEMS	(9,597,273)	(18,998,170)	(11,887,447)	(20,059,468)

OTHER ITEMS
Interest and other income	308,305	36,486	475,533	49,701
Foreign exchange gain (loss)	841,969	(2,625,498)	(176,288)	206,718
Acquisition of El Callao Minority interest (Note 8)	(493,702)	—	(493,702)	—
Loss on sale and write down of marketable securities	—	(33,934)	—	(116,227)

	656,572	(2,622,946)	(194,457)	140,192

LOSS FROM CONTINUING OPERATIONS	(8,940,701)	(21,621,116)	(12,081,904)	(19,919,276)
DISCONTINUED OPERATIONS (Note 11)	(500,000)	(2,700,814)	(500,000)	(3,495,861)

NET LOSS FOR THE PERIOD	$(9,440,701)	$(24,321,930)	$(12,581,904)	$(23,415,137)

BASIC NET LOSS PER SHARE
Continuing operations	$(0.05)	$(0.19)	$(0.07)	$(0.19)
Discontinued operations	—	(0.02)	—	(0.04)

	$(0.05)	$(0.21)	$(0.07)	$(0.23)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	180,176,613	116,161,085	168,693,095	103,110,626

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Statement of Cash Flows (Unaudited) (Expressed in United States dollars)

	Three month period ended September 30, 2004	Three month period ended September 30, 2003	Nine month period ended September 30, 2004	Nine month period ended September 30, 2003

		(Restated – Note 2)		(Restated – Note 2)
CASH FLOWS FROM CONTINUING
OPERATING ACTIVITIES
Loss for the period – continuing operations	(8,940,701)	$(21,621,116)	(12,081,904)	$(19,919,276)
Adjustments to reconcile loss to net
cash used in operating activities:
Amortization and depletion	2,334,982	699,003	6,417,012	1,691,316
Unrealized foreign exchange loss	—	4,363,783	50,000	1,439,131
Directors’ fees	—	27,000	100,000	57,000
Unrealized commodity contract loss (gain)	5,190,216	14,367,081	(17,733,300)	10,196,701
Stock based compensation	206,167	—	3,640,397	—
Acquisition of El Callao minority interest	493,702	—	493,702	—
Loss on sale and writedown of marketable securities	—	33,934	—	116,227
Consulting expense	—	522,000	—	522,000
Legal fees		1,670,104		1,670,104

Changes in other operating assets and liabilities:
Increase in accounts receivable	(256,709)	(158,187)	(3,856)	(727,952)
Increase in production inventories	(144,206)	(641,116)	(656,224)	(114,634)
Increase in prepaid expenses and deposits	(1,979,511)	(383,396)	(4,358,786)	(949,570)
Decrease (increase) in due from related parties	—	93,793	—	(290,305)
Increase (decrease) in accounts payable and
accrued liabilities	2,502,624	1,180,830	3,917,218	(3,041,503)
(Decrease) increase in due to related parties	—	(812,490)	—	658,372

	(593,436)	(658,777)	(20,215,741)	(8,692,389)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in property, plant and equipment	(19,224,087)	(4,480,385)	(32,904,808)	(10,013,736)
Proceeds on sale of marketable securities	—	168,175	—	369,247

	(19,224,087)	(4,312,210)	(32,904,808)	(9,644,489)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	3,781,451	2,149,645	91,893,031	3,252,079
Special warrants and warrants	—	35,164,564	—	44,279,927
Debt borrowings	—	—	—	3,642,431
Debt repayments	(514,530)	—	(1,029,530)	(1,000,854)
Deferred financing fees	—	(150,876)	—	(940,472)

	3,266,921	37,163,333	90,863,501	49,233,111

CASH FLOWS FROM CONTINUING OPERATIONS	(16,550,602)	32,192,346	37,742,952	30,896,233
CASH FLOWS FROM DISCONTINUED OPERATIONS	—	104,881	1,000,000	(188,231)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(16,550,602)	32,297,227	38,742,952	30,708,002
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	81,497,090	2,016,988	26,203,536	3,606,213

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$64,946,488	$34,314,215	$64,946,488	$34,314,215

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION Schedule of Shareholders’ Equity (Restated – Note 2) (Expressed in United States dollars)

	Number of Common Shares	Amount	Number of Special Warrants	Amount	Number of Warrants	Contributed Surplus	Issuable Common Shares	Deficit	Equity Component of Convertible Notes

Balance at December 31, 2002	91,722,278	$127,012,205	2,252,500	$2,915,183	11,678,170	$3,657,902	$—	$(80,571,880)	$2,482,126
Shares issued:
On exercise of options	270,000	332,500	—	—	—	—	—	—	—
On conversion of warrants	4,803,457	8,185,623	—	—	(4,803,457)	(1,458,924)	—	—	—
For directors’ fees	40,080	57,000	—	—	—	—	—	—	—
In settlement of mineral property dispute	229,283	542,766	—	—	—	—	—	—	—
For settlement of bank loan and bank fees	2,348,184	2,114,811	—	—	—	—	—	—	—
For financial advisory fees	350,000	650,590	—	—	—	—	—	—	—
For finders fee	61,695	109,705	—	—	—	—	—	—	—
For legal fees	1,281,124	2,179,579	—	—	—	—	—	—	—
On conversion of notes	17,036,967	16,444,612	—	—	—	—	—	—	(2,482,126)
Conversion of special warrants	17,260,455	14,365,200	(17,260,455)	(14,365,200)	—	—	—	—	—
Special warrants and warrants issued for cash	—	—	27,807,955	23,336,598	13,903,977	21,428,845	—	—	—
Warrants issued for consulting fee	—	—	—	—	900,000	1,027,490	—	—	—
Warrants issued with convertible notes	—	—	—	—	150,000	197,420	—	—	—
Warrants issued with promissory notes	—	—	—	—	450,000	171,157	—	—	—
Warrants expired during the year	—	—	—	—	(2,235,918)	—	—	—	—
Options issued to non-employees	—	—	—	—	—	192,104	—	—	—
Warrants extended during the year	—	—	—	—	—	592,177	—	(592,177)	—
Net loss for the year	—	—	—	—	—	—	—	(61,486,502)	—

Balance at December 31, 2003	135,403,523	$171,994,591	12,800,000	$11,886,581	20,042,772	$25,808,171	$—	$(142,650,559)	$—
Adjustment for change in accounting policy for stock-based compensation (unaudited) (Note 3)	—	—	—	—	—	2,696,968	—	(2,696,968)	—
Shares issued (unaudited):
Public equity offering	28,750,000	81,935,995	—	—	—	—	—	—	—
On exercise of options	887,000	766,120	—	—	—	—	—	—	—
On conversion of warrants	3,511,950	10,292,089	—	—	(3,511,950)	(1,101,173)	—	—	—
El Callao share exchange	160,300	457,661	—	—	—	—	36,041	—	—
For directors’ fees	40,976	100,000	—	—	—	—	—	—	—
For finders fee	19,232	50,000	—	—	—	—	—	—	—
Conversion of special warrants (unaudited)	12,800,000	11,886,581	(12,800,000)	(11,886,581)	—	—	—	—	—
Options issued to employees (unaudited)	—	—	—	—	—	3,640,397	—	—	—
Warrants extended during the period (unaudited)	—	—	—	—	—	225,178	—	(225,178)	—
Warrants expired during the period (unaudited)	—	—	—	—	(2,026,491)	—	—	—	—
Net loss for the period (unaudited)	—	—	—	—	—	—	—	(12,581,904)	—

Balance at September 30, 2004 (unaudited)	181,572,981	$277,483,037	—	$—	14,504,331	$31,269,541	$36,041	$(158,154,609)	$—

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
1.	SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim period consolidated financial statements of Crystallex International Corporation (“Crystallex” or the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company’s annual consolidated financial statements as at December 31, 2003 and for the year then ended except for the change in Functional and Reporting Currency (Note 2) and the changes in accounting policies (Note 3). These unaudited interim period consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the audited annual consolidated financial statements and the accompanying notes thereto. The results of the interim period are not necessarily indicative of the results for the entire year.

Use of estimates

The Company has made certain commitments to date approximating $80 million, and will be required to make additional commitments approximating $185 million, in order to complete construction of the Las Cristinas project. Management remains confident that it will be able to obtain the necessary financing through project debt, other forms of public market debt, or equity financing. In the event that such efforts are not successful, the carrying value of Las Cristinas could be subject to material adjustment.

Reclassification

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Effective January 1, 2004, the functional currency of Crystallex was changed from the Canadian to the United States (“US”) dollar. In general, this change results from an increase in the overall proportion of business activities conducted in US dollars. Concurrent with this change in functional currency, the Company adopted the US dollar as its reporting currency. Under Canadian GAAP, the change was effected by translating assets and liabilities at the existing US/Canadian dollar foreign exchange spot rate, while earnings were translated at the average rate for each period. Equity transactions have been translated at historic rates, with opening equity restated at the rate of exchange on January 1, 1999. The resulting net translation adjustment has been credited to the cumulative translation adjustment account.

3.	CHANGES IN ACCOUNTING POLICIES

i)	Stock Based Compensation

Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Previously the Company did not record stock options issued to employees as compensation expense and disclosed pro forma information on the fair value of stock-based compensation issued during the period in the notes to the

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
3.	CHANGES IN ACCOUNTING POLICIES (continued)

financial statements. The Company has adopted this change by not restating any previously reported amounts. Under this method, compensation expense for stock options granted to employees is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. The opening deficit and contributed surplus, as at January 1, 2004, have been adjusted by $2,696,968 to reflect the cumulative retroactive adjustment of this change.

ii)	Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the standard of the CICA Handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved expensing reclamation and closure costs through charges to income.

The effect of this change has no material impact on these unaudited interim period consolidated financial statements.

iii)	Impairment of Long-Lived Assets

Effective January 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3063 with respect to impairment of long-lived assets. The adoption of this standard has no material impact on the Company’s unaudited interim period consolidated financial statements.

4.	PRODUCTION INVENTORIES
	September 30, 2004	December 31, 2003

Gold in doré	$833,705	$656,028
Gold in process	344,278	161,241
Stockpiled ore	422,385	178,743
Consumables and spare parts	807,559	755,691

	$2,407,927	$1,751,703

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
5.	PROPERTY, PLANT AND EQUIPMENT
The components of property, plant and equipment are as follows:
	September 30, 2004

	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$23,048,453	$7,179,242	$15,869,211
Mineral properties	114,942,347	6,673,755	108,268,592
Deferred exploration and development expenditures	6,413,734	1,761,250	4,652,484

	$144,404,534	$15,614,247	$128,790,287

	December 31, 2003

	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$16,283,213	$4,368,408	$11,914,805
Mineral properties	90,607,329	4,191,851	86,415,478
Deferred exploration and development expenditures	4,627,538	683,558	3,943,980

	$111,518,080	$9,243,817	$102,274,263

Costs of mineral properties represent acquisition costs, net of write-downs, related to the following:

		September 30, 2004	December 31, 2003

Cristinas Concessions		$97,115,282	$72,780,264
Bolivar Goldfields Properties		12,148,626	12,148,626
Albino 1 Concession		5,678,439	5,678,439

		114,942,347	90,607,329
Less: Accumulated depletion		(6,673,755)	(4,191,851)

		$108,268,592	$86,415,478

Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
6.	SHARE CAPITAL
	September 30, 2004	December 31, 2003

Authorized
Unlimited common shares, without par value
Unlimited Class “A” preference shares, no par value
Unlimited Class “B” preference shares, no par value
Issued
181,572,981 common shares (2003 – 135,403,523)	$277,483,037	$171,994,591

Public Equity Offering

On April 5, 2004, the Company completed a Cdn. $100 million public equity offering whereby 25,000,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company in US dollars, after considering the underwriters’ fee, amounted to US$71,694,731. On April 28, 2004, the over-allotment option granted to the underwriters in connection with this public equity offering was fully exercised and an additional 3,750,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company in US dollars, after considering the underwriters’ fee, amounted to US$10,475,873. Other expenditures related to this public equity offering and over-allotment were approximately US$235,000.

Warrants

As at September 30, 2004, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Range of Exercise Price ($ Cdn)	Number of Shares	Weighted Average Remaining Contractual Life (Years)

$1.60 to $2.28	4,717,194	0.82
$2.85 to $3.58	9,045,129	1.46
$3.69 to $4.69	742,008	0.84

	14,504,331

During June 2004, the Company extended by 90 days the terms of certain Common Share purchase warrants, previously issued as part of private placement financing, that were coming to maturity. To reflect the value of the benefit conferred to the warrant holders as a result of the extension, a charge of $225,178 was made directly to deficit, and contributed surplus was increased by the same amount.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
6.	SHARE CAPITAL (continued)

Stock options

The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company’s stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively.

As at September 30, 2004, stock options were outstanding enabling the holders to acquire common shares as follows:

	Outstanding and Exercisable Options

Range of Exercise Price ($ Cdn)	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

$1.00 to $1.50	2,226,500	3.18	1.26
$1.75 to $2.65	4,492,500	5.74	2.17
$3.00 to $4.12	3,592,500	7.78	3.08

	10,311,500

Supplemental information for stock-based compensation

Effective January 1, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for all stock options granted to employees (Note 3). The compensation expense recorded in the nine months ended September 30, 2004 was $3,640,397. The offset is recorded as contributed surplus. Any consideration paid by employees on exercise of stock options is credited to share capital.

The following table presents the net loss and net loss per share for the three and nine month periods ended September 30, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
6.	SHARE CAPITAL (continued)
	Three months ended September 30, 2003	Nine months ended September 30, 2003

Net loss for the period	$(24,321,930)	$(23,415,137)
Incremental compensation expense	(2,111,566)	(2,555,715)

Pro forma net loss for the period	$(26,433,496)	$(25,970,852)

Pro forma basic loss per share	$(0.23)	$(0.25)

7.	COMMODITY CONTRACT GAIN (LOSS)

The commodity contract gain up to September 30, 2004 included an unrealized gain of $17,733,300 partially offset by a realized loss of $11,261,655. The unrealized gain represents the reduction in the fair value of the Company’s commodity contract obligations since December 31, 2003. The realized loss arose during the period as the Company financially settled commodity contact obligations totaling 155,550 ounces at a cash cost of $11,261,655.

In prior years certain Standard Bank London Limited (“SBL”) loan repayments were made through the issuance of the Company’s common shares. These common shares were subject to an Orderly Disposition Agreement with SBL which specified that any cumulative gain on final disposition of the shares issued was for the Company’s account. As at September 30, 2004 all shares subject to the Orderly Disposition Agreement had been disposed by SBL for a cumulative gain of $3,957,285. The benefit of this gain was applied against the cash costs of settling derivative contracts with SBL and as a result, the Company has included this amount as a component of the commodity contract gain for the nine months ended September 30, 2004.

8.	ACQUISITION OF EL CALLAO MINING INTEREST

Effective August 19, 2004, the Company acquired all of the outstanding shares of El Callao Mining Corporation (ECM) not previously owned. As a result of this transaction ECM is now a wholly-owned subsidiary of Crystallex. As consideration, shareholders of ECM (other than Crystallex) received 0.01818 of a Crystallex common share for each of their ECM shares. The value associated with acquiring these shares was accounted for as an expense with the corresponding obligation to issue 172,975 Crystallex common shares reflected as issuable common shares within Shareholder’s Equity. As shares associated with this obligation are issued the balance in the issuable common shares account is reduced with a corresponding increase in share capital.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2004	2003

Cash paid during the nine months ended September 30 for interest	$117,337	$40,494

Cash paid during the nine months ended
September 30 for income taxes	$—	$—

Significant non-cash transactions for the nine months ended September 30, 2004 included

i)	The Company issued 40,976 common shares, with a value of $100,000, for directors’ fees.

ii)	The Company issued 19,232 common shares, with a value of $50,000, for finder’s fee.

iii)	The Company issued 12,800,000 common shares with a value of $11,886,581 on conversion of special warrants.

iv)	The company issued 160,300 common shares with a value of $457,661 in exchange for El Callao common shares.

Significant non-cash transactions for the nine months ended September 30, 2003 included:

i)	The Company issued 40,080 common shares, with a value of $57,000, for directors’ fees.

ii)	The Company issued 61,695 common shares, with a value of $109,705, for finder’s fee.

iii)	The Company issued 15,673,393 common shares upon conversion of convertible and promissory notes, and accrued interest in the amount of $13,629,950.

iv)	The Company issued 300,000 common shares, with a value of $522,000 for consulting fees.

v)	The Company issued 2,348,184 common shares, with a value of $2,114,811 for loan payments and bank fees.

vi)	The Company issued 12,018,455 common shares upon conversion of special warrants with a value of $12,299,765.

vii)	The Company issued 1,181,124 common shares with a value of $1,702,175 for legal fees.

viii)	The Company issued 916,316 common shares, with a value of $790,183 for the exercise of warrants.

ix)	The company issued 229,283 common shares, with a value of $542,766 for the El Callao mineral property dispute.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
10.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Venezuela.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the non-hedge derivative gain (loss) and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

Geographic Information:

	Mining Revenue				Property, Plant and Equipment

	Three Month Period Ended Sept 30, 2004	Three Month Period Ended Sept 30, 2003	Nine Month Period Ended Sept 30, 2004	Nine Month Period Ended Sept 30, 2003	Sept 30, 2004	Dec 31, 2003

Venezuela	$5,631,684	$2,809,156	$15,209,079	$6,674,801	$128,576,206	$95,820,966
Discontinued Operations	—	—	—	—	—	6,413,097

Total Foreign	5,631,684	2,809,156	15,209,079	6,674,801	128,576,206	102,234,063
Canada	—	—	—	—	214, 081	40,200

TOTAL	$5,631,684	$2,809,156	$15,209,079	$6,674,801	$128,790,287	$102,274,263

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)

10.      SEGMENTED INFORMATION (continued)

	Corporate		Bolivar / Albino	El Callao	Cristinas	Discontinued Operations	Intersegment Eliminations	Total

Three Months ended – September 30, 2004
Mining revenue		$—	$5,408,935	$222,749	$—	$—	$—	$5,631,684
Mining revenue – intersegment		$—	$286,798	$—	$—	$—	$(286,798)	$—
Operating costs		$—	$(4,288,956)	$(614,595)	$—	$—	$—	$(4,903,551)
Operating costs – intersegment		$—	$—	$(286,798)	$—	$—	$286,798	$—
Interest and other income		$308,305	$—	$—	$—	$—	$—	$308,305
Interest expense	$		$(68,949)	$—	$—	$—	$—	$(68,949)
Depletion and amortization		$(30,032)	$(2,304,950)	$—	$—	$—	$—	$(2,334,982)
Segment loss		$(7,254,892)	$(1,477,950)	$(207,859)	$—	$(500,000)	$—	$(9,440,701)
Segment assets		$68,044,494	$37,734,581	$128,783	$97,115,284	$—	$—	$203,023,142
Capital expenditures		$47,215	$4,140,297	$—	$15,036,575	$—	$—	$19,224,087

Three Months ended – September 30, 2003
Mining revenue		$—	$2,575,349	$233,807	$—	$—	$—	$2,809,156
Mining revenue – intersegment		$—	$579,393	$—	$—	$—	$(579,393)	$—
Operating costs		$—	$(2,200,060)	$(433,723)	$—	$—	$—	$(2,633,783)
Operating costs – intersegment		$—	$—	$(579,393)	$—	$—	$579,393	$—
Interest and other income		$17,369	$19,117	$—	$—	$—	$—	$36,486
Interest expense		$(102,741)	$(137,703)	$—	$—	$—	$—	$(240,444)
Depletion and amortization		$(3,054)	$(655,449)	$(40,500)	$—	$—	$—	$(699,003)
Segment income (loss)		$(20,981,955)	$180,649	$(819,810)	$—	$(2,700,814)	$—	$(24,321,930)
Segment assets		$44,693,941	$1,037,912	$14,497,584	$65,785,078	$9,183,956	$—	$135,198,471
Capital expenditures		$242,422	$476,547	$591,284	$3,170,132	$—	$—	$4,480,385

YTD – September 30, 2004
Mining revenue		$—	$14,986,330	$222,749	$—	$—	$—	$15,209,079
Mining revenue – intersegment		$—	$286,798	$—	$—	$—	$(286,798)	$—
Operating costs		$—	$(11,378,901)	$(1,244,340)	$—	$—	$—	$(12,623,241)
Operating costs – intersegment		$—	$—	$(286,798)	$—	$—	$286,798)	$—
Interest and other income		$475,533	$—	$—	$—	$—	$—	$475,533
Interest expense		$—	$(214,058)	$—	$—	$—	$—	$(214,058)
Depletion and amortization		$(83,025)	$(6,333,987)	$—	$—	$—	$—	$(6,417,012)
Segment loss		$(7,540,908)	$(3,489,185)	$(1,051,811)	$—	$(500,000)	$—	$(12,581,904)
Segment assets		$68,044,494	$37,734,581	$128,783	$97,115,284	$—	$—	$203,023,142
Capital expenditures		$503,515	$8,066,275	$—	$24,335,018	$—	$—	$32,904,808

Nine Months ended – September 30, 2003
Mining revenue		$—	$4,839,213	$1,853,588	$—	$—	$—	$6,674,801
Mining revenue – intersegment		$—	$2,586,809	$—	$—	$—	$(2,586,809)	$—
Operating costs		$—	$(5,362,936)	$(1,276,344)	$—	$—	$—	$(6,639,280)
Operating costs – intersegment		$—	$—	$(2,586,809)	$—	$—	$2,586,809	$—
Interest and other income		$30,584	$19,117	$—	$—	$—	$—	$49,701
Interest expense		$(439,573)	$(317,100)	$—	$—	$—	$—	$(756,673)
Depletion and amortization		$(9,364)	$(1,514,667)	$(167,285)	$—	$—	$—	$(1,691,316)
Segment income (loss)		$(17,974,861)	$250,436	$(2,194,851)	$—	$(3,495,861)	$—	$(23,415,137)
Segment assets		$44,693,941	$1,037,912	$14,497,584	$65,785,078	$9,183,956	$—	$135,198,471
Capital expenditures		$1,106,783	$980,481	$770,825	$7,155,647	$—	$—	$10,013,736

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
11.	DISCONTINUED OPERATIONS

On October 27, 2003, the Company closed a purchase and sale agreement (the “Agreement”) with Uruguayan Mineral Explorations Inc. (“UME”) for the sale of the Company’s Uruguayan mining operations. Under the terms of the Agreement, which was effective October 1, 2003, UME was required to pay the Company cash consideration payable in two equal instalments. The first payment of $1,000,000 was paid in April 2004 and the second payment of $1,000,000 was due in October 2004.

On October 18, 2004 UME filed a reduction notice of $500,000 against the second instalment claiming there were undisclosed liabilities which occurred prior to October 1, 2003. Payment of $500,000 was received from UME on October 27, 2004. The Company has filed a dispute notice with respect to the UME reduction notice.

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

The Company prepares its unaudited interim period consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ from those principles that the Company would have followed had its unaudited interim period consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and in accordance with practices prescribed by the United States Securities and Exchange Commission and are consistent with the basis of presentation as outlined in the U.S. GAAP reconciliation note of the Company’s audited consolidated financial statements for the year ended December 31, 2003, which should be read in conjunction herewith.

Basic of Presentation

These financial statements are the combined accounts of Crystallex International Corporation and its majority owned subsidiaries, and the accounts of Ventures (Barbados) Ltd. (“Ventures”) and its wholly owned subsidiaries. Ventures is controlled by two directors of the Company who are also officers, and as such the financial statements for U.S. GAAP purposes have been presented as combined financial statements. Under Canadian GAAP, these financial statements are presented as consolidated financial statements.

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets as follows:

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

September 30, 2004
	Canadian			U.S.
	GAAP	Adjustments		GAAP

Current assets	$74,110,503	$—		$74,110,503
Property, plant and equipment	128,790,287	(82,307,400)	(a)	46,482,887
Deferred financing fees	122,352	—		122,352

	$203,023,142	$(82,307,400)		$120,715,742

Current liabilities	$27,381,815	$—		$27,381,815
Long-term debt	2,058,470	—		2,058,470
Commodity contract obligation	10,878,813	—		10,878,813
Minority interest	111,053	—		111,053
Shareholders’ equity	162,592,991	(82,307,400)		80,285,591

	$203,023,142	$(82,307,400)		$120,715,742

December 31, 2003

(Restated – Note 2)	Canadian			U.S.
	GAAP	Adjustments		GAAP

Current assets	$31,848,685	$—		$31,848,685
Property, plant and equipment	102,274,263	(80,662,710)	(a)	21,611,553
Deferred financing fees	150,580	—		150,580

	$134,273,528	$(80,662,710)		$53,610,818

Current liabilities	$28,208,702	$—		$28,208,702
Long-term debt	6,458,000	—		6,458,000
Commodity contract obligation	20,498,008	—		20,498,008
Minority interest	111,053	—		111,053
Shareholders’ equity (deficit)	$78,997,765	$(80,662,710)		$(1,664,945)

	$134,273,528	$(80,662,710)		$53,610,818

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Operations

The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the period is as follows:

		Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003

			(Restated – Note 2)
Net loss for the period per Canadian GAAP		$(12,581,904)	$(23,415,137)
Adjustments to mineral properties	(a)	(1,644,690)	(6,588,182)
Accretion of interest on convertible notes	(b)	—	(2,768,623)
Fair value of stock options granted	(c)	—	(2,555,715)

Net loss for the period per U.S. GAAP		$(14,226,594)	$(35,327,657)

Net loss per share – basic and diluted		$(0.08)	$(0.34)

Statement of Operations Presentation

For U.S. GAAP purposes, the measures “Loss before other items” and “Commodity contract gain” are not recognized terms and would therefore not be presented. In addition, the “Operating loss” measure included within the Canadian GAAP statements of operations is not comparable to “Operating loss” per U.S. GAAP. The following table reconciles “Loss for the period” per U.S. GAAP to “Loss from operations” for U.S. GAAP.

	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003

		(Restated – Note 2)
Net loss for the period per U.S. GAAP	$(14,226,594)	$(35,327,657)

Non-operating loss components per Canadian GAAP:
Interest on long-term debt	(214,058)	(756,673)
Commodity contract gain (loss)	6,471,645	(9,840,738)
Foreign exchange (loss) gain	(176,288)	206,718
Interest and other income	475,533	49,701
Acquisition of El Callao minority interest	(493,702)	—

Loss and write-down of marketable securities	—	(116,227)
U.S. GAAP reconciling items:
Accretion of interest on convertible notes	—	(2,768,623)

Non-operating income (loss) per U.S. GAAP	$6,063,130	$(13,225,842)

Loss from operations per U.S. GAAP	$(20,289,724)	$(22,101,815)

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Cash Flow

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statement of cash flows for the period would be as follows:

	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003

		(Restated – Note 2)
Cash flows used in continuing operating activities, Canadian GAAP	$(20,215,741)	$(8,692,389)
Adjustments to mineral properties	(1,644,690)	(6,886,058)

Cash flows used in continuing operating activities, U.S. GAAP	(21,860,431)	(15,578,447)

Cash flows used in investing activities, Canadian GAAP	(32,904,808)	(9,644,489)
Adjustments to mineral properties	1,644,690	6,886,058

Cash flows used in investing activities, U.S. GAAP	(31,260,118)	(2,758,431)

Cash flows provided by financing activities, Canadian and U.S. GAAP	90,863,501	49,233,111

Cash flows provided by continuing operations, Canadian and U.S. GAAP	37,742,952	30,896,233
Cash flows provided by (used in) discontinued operations, Canadian and U.S. GAAP	1,000,000	(188,231)

Net increase in cash and cash equivalents during the period	38,742,952	30,708,002
Cash and cash equivalents, beginning of period	26,203,536	3,606,213

Cash and cash equivalents, end of period	$64,946,488	$34,314,215

(a) Mineral Properties and Exploration and Development Costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

As detailed in the Company’s annual audited financial statements, under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the nine months ended September 30, 2004 and the year ended December 31, 2003, are expenses of $35,758 and $323,934 respectively, related thereto.

Property, Plant and Equipment

	September 30, 2004	December 31, 2003

		(Restated – Note 2)

Net book value under Canadian GAAP	$128,790,287	$102,274,263

Adjustments to mineral properties, and deferred exploration and development expenditures:
Las Cristinas Concessions	(75,489,900)	(72,780,264)
Bolivar Properties	(2,086,487)	(3,151,433)
Albino 1 Concessions	(4,731,013)	(4,731,013)

Total adjustment	(82,307,400)	(80,662,710)

Net book value under U.S. GAAP	$46,482,887	21,611,553

(b) Convertible Notes

Under Canadian GAAP, upon issuance of the convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.

Under U.S. GAAP, on issuance, the convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid-in-capital.

This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the period ended September 30, 2003, an additional interest expense (including accretion) of $2,768,623 was recorded.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(c) Stock Based Compensation

Prior to January 1, 2004, in accordance with Canadian GAAP, the Company did not record any expense with respect to stock options granted to employees, but rather included additional financial statement disclosures.

Under U.S. GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” an amendment to SFAS No. 123.

Under U.S. GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model.

For the period ended September 30, 2003, an expense of $2,555,715 has been recorded under U.S. GAAP with respect to the stock options granted in the period.

(d) Comprehensive Income

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period, the unrealized gains and losses on the available-for-sale securities and the cumulative translation adjustment. This information is presented below.

Accumulated Other Comprehensive Income (Loss)

For U.S. GAAP, the accumulated other comprehensive income would be calculated as follows:

Subsequent to the issuance of its unaudited interim consolidated financial statements for the nine months ended September 30, 2004, the Company discovered an inadvertent arithmetical error in the computation of the accumulated other comprehensive loss. For the nine months ended September 30, 2003, this resulted in an overstatement of the accumulated other comprehensive loss at the beginning of the period of $1,979,718, and an understatement of the functional currency translation adjustment for the nine month period of $11,145,419. For the nine months ended September 30, 2004, this resulted in a reduction in the previously reported accumulated comprehensive loss for the beginning of the period of $12,335,559.

Accumulated Other Comprehensive Income (Loss)	Nine Months ended September 30, 2004	Nine Months ended September 30, 2003

		(Restated – Note 2)
Accumulated other comprehensive income, beginning of period	$(376,578)	$(803,573)
Functional currency translation adjustment	—	(459,459)
Effect of foreign exchange rate difference	—	24,763
Reclassification adjustment for amounts included in net income	—	(116,227)

Accumulated other comprehensive income, end of period	$(376,578)	$(1,354,496)

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Comprehensive Loss

For U.S. GAAP, the comprehensive loss would be calculated as follows (the results for the nine month period ended September 30, 2003 reflect the adjustment to the functional currency translation adjustment which was outlined above under accumulated other comprehensive loss):

Comprehensive Loss	Nine Months ended September 30, 2004	Nine Months ended September 30, 2003

		(Restated – Note 2)

Net loss for the period	$(14,226,594)	$(35,327,657)
Functional currency translation adjustment	—	(459,459)
Change in market value of available-for-sale securities	—	(116,227)
Effect of foreign exchange rate differences	—	24,763

Comprehensive loss for the period	$(14,226,594)	$(35,878,580)

(e) Recent Accounting Pronouncements

The Emerging Issues Task Force (“EITF”) formed a committee to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, “Business Combinations” (“SFAS No. 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) that included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. In March 2004, the EITF reached a consensus in EITF Issue No. 04-2 “Whether Mineral Rights Are Tangible or Intangible Assets” (“EITF No. 04-2”), subject to ratification by the Financial Accounting Standards Board (“FASB”), that mineral interests conveyed by leases should be considered tangible assets. On March 31, 2004, the FASB ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position (“FSP”) in this regard. On April 30, 2004, the FASB issued a FSP amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. Adoption of this standard has not had a material effect on the Company’s results of operations, financial position or disclosures.

The EITF added Issue No. 04-6, Accounting for Stripping Costs Incurred During Production in the Mining to the agenda as part of a group of several issues identified by a mining industry Working Group. At the September meeting, the Task Force generally supported an approach that stripping costs incurred during production are mine-development costs that should be capitalized as an investment in the mine. These capitalized costs should be attributed (i.e., expensed into the income statement) to proved and probable reserves in a systematic and rational manner. The Task Force further clarified that an enterprise would be expected to perform a detailed analysis of its particular facts and circumstances to support its method of attribution. Furthermore, an enterprise specifically must attribute stripping costs incurred during production to reserves that directly benefit from the stripping activities.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements September 30, 2004 (Unaudited) (Expressed in United States dollars)
12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(e) Recent Accounting Pronouncements (continued)

That is, if the reserves in the mine are distinct and stripping activities can be identified to benefit only a certain section of the mine or specific reserves, the enterprise would be required to attribute the capitalized stripping costs to the specific reserves benefited. The Task Force did not make this a final consensus because they wanted to explore the impact of any consensus on mines with differing physical patterns of ore location (this affects the overall timing of attribution). In addition, the Task Force requested the guidance on attribution be articulated more precisely. A final consensus on this Issue is expected to be reached at the November meeting. The Company will continue to monitor this EITF and assess the impact on the Company’s results of operations, financial position and disclosures.
Further discussion of this Issue is expected.

On December 24, 2003 the FASB issued revision to FIN 46 Consolidation of Variable Interest Entities, (“FIN 46R”) to clarify certain provisions of FIN 46 exempting certain entities from its requirements. FIN 46R was effective for the interim consolidated financial statements for the three and nine month periods ended September 30, 2004. Adoption of this standard has not had a material effect on the Company’s results of operations, financial position and disclosures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

Date March 9, 2005	By /s/ Borden Rosiak
(Signature)*
Borden Rosiak, Chief Financial Officer

*Print the name and title of the signing officer under his signature